                                                      Filed by ONI Systems Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: ONI Systems Corp.
                                                    Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On April 29, 2002, ONI Systems Corp. released a press release concerning the financial results for the quarter ended March 31, 2002, the contents of the release follow.

PG. 2


              ONI SYSTEMS REPORTS FIRST QUARTER FINANCIAL RESULTS

                            ADDS THREE NEW CUSTOMERS

SAN JOSE, CALIF. -- APRIL 29, 2002 -- ONI Systems Corp. (NASDAQ: ONIS), a leading provider of optical telecommunications systems for the metropolitan and regional markets, today reported for the quarter ended March 31, 2002, net revenues of $21 million and a pro forma net loss of $(35.9) million, or $(0.26) per diluted share, excluding non-cash charges related to the amortization of deferred stock compensation and intangibles. This compares with net revenues of $45.1 million and a pro forma net loss of $(9.3) million, or $(0.07) per diluted share, in the first quarter of the prior year. Pro forma net loss in the first quarter of the prior year excludes non-cash charges related to the amortization of deferred stock compensation and goodwill and intangibles, and a one-time charge for in-process research and development associated with the acquisition of certain technology and other assets from Finisar Corporation.

On a GAAP basis, ONI reported a net loss of $(42.2) million, or $(0.30) per diluted share, for the first quarter, compared with a net loss of $(31.1) million, or $(0.24) per diluted share, for the same period in the prior year.

"ONI has been impacted by the continued and deepened industry wide downturn in capital expenditures by telecommunications carriers," stated Hugh Martin, chairman, president and CEO of ONI Systems. "We believe that our products remain superior to other next generation optical systems and that they are ideally positioned for the market that will inevitably recover from its current difficulties."

Martin continued, "As announced previously, we plan to merge our business with CIENA Corporation. We believe that combining these two companies, who are both leaders in the next generation market, creates a new entity, that by virtue of its strong balance sheet, diversified customer base, experienced leadership team and all next generation product line, will be a true winner."

The company's cash, cash equivalents and marketable securities balance at March 31, 2002 was $667 million.

BUSINESS OUTLOOK

ONI stated that recent reductions in capital expenditures and continued financial instability of many companies in the sector have made it difficult to predict future revenues. Therefore, it is not prepared to provide guidance on its future financial results.




                                    - more -

PG. 3


PRO FORMA RESULTS

ONI provides pro forma results solely as supplemental financial information to help investors make meaningful comparisons of ONI's operating results from one period to another. We believe that these pro forma results are helpful because they exclude non-cash charges that are not reflective of ONI Systems operating results for the period presented. This pro forma information is not prepared in accordance with generally accepted accounting principles ("GAAP") and should not be considered a substitute for historical information presented in accordance with GAAP. The pro forma results exclude amortization of deferred stock compensation of approximately $4.8 million and amortization of intangibles of approximately $1.5 million for the quarter ending March 31, 2002.

OTHER HIGHLIGHTS IN THE QUARTER

     - ONI added three new customers in the quarter. Two of its three new customers have deployed the ONLINE2500, an access edge product that enables cost effective optical delivery of multiple services to carriers' enterprise customers.

     - ONI continues to introduce new products that enhance its existing systems. In the first quarter, it made generally available the Gateway Platform, an important product for efficient aggregation of services into the long haul network.

     - ONI also began shipping the OC-192 FEC interface card, a product that extends the distance data can be transmitted and provides performance monitoring which offers carriers a reliable means to provide value-added, quality services to its customers.

     - ONI continues to enhance its ability to deploy products with Regional Bell Operating Companies (RBOCs) through completion of additional phases of the OSMINE process. It completed the first phase of work required for OSMINE certification of the ONLINE2500 and has now completed the second phase of OSMINE certification for the ONLINE7000, the ONLINE9000 and the ONLINE11000 products.

     - In addition, ONI's technical advancements in the transport and monitoring of data for storage applications have been well received by its customers. It announced in the quarter that three of its customers have expanded or adopted ONI's storage network solutions for servicing their enterprise customers.

     - ONI also announced in the quarter another major milestone related to storage--the ONLINE7000 and the ONLINE9000 are now qualified by EMC Corporation as E-lab tested. This is one of the industry's most comprehensive testing program and provides the "gold seal" approval for the use of products in storage applications.

     - Also during the quarter, ONI announced that Nortel Networks has agreed to dismiss all claims related to four of the five patents at issue in its lawsuit. ONI will continue to vigorously defend its position on the remaining claim in this suit.

WEB CAST OF FIRST QUARTER OUTLOOK CONFERENCE CALL

A Web cast of our First Quarter Outlook Conference Call will be held today, April 29, 2002, at 1:30 p.m. Pacific/4:30 p.m. Eastern time. Interested parties can access a live Internet Web Cast of the call through ONI Systems' Web site at www.oni.com. Please access the Web site at least 15 minutes prior to the start of the call to download and install any necessary audio software. An archived audio of the call will be available for approximately one week after the call through ONI Systems' Web site at www.oni.com.




                                    - more -

PG. 4


ABOUT ONI SYSTEMS

ONI Systems (NASDAQ: ONIS) develops, markets and sells optical networking equipment specifically designed to address bandwidth and service limitations of regional and metropolitan networks. Our products allow communication service providers to rapidly build high-capacity metro networks that are flexible, scalable and able to support multiple services on a single platform. ONI's headquarters is located at 5965 Silver Creek Valley Road, San Jose, CA 95138. For additional information about ONI and its products, visit the company Web site at www.oni.com.

                                       ###

ONI Systems, ONI, the ONI logo, ONLINE, OPTX, OLMP and ONWAVE are trademarks or registered trademarks of ONI Systems Corp. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by this section. These forward looking statements include, but are not limited to, statements by Hugh Martin, statements regarding expected financial performance, future business opportunities, spending by telecommunications carriers, research and development efforts, product innovations and statements regarding the proposed merger with CIENA. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, our limited operating history which makes forecasting our future revenue and operating results difficult, unfavorable economic and market conditions which could cause our existing and potential customers to delay or forgo purchases of our products, our ability to develop and to achieve market acceptance of new products, our dependence on a small number of customers and our ability to add additional customers. In addition, there are risks and uncertainties associated with the proposed merger with CIENA, including the risk that the merger will not be completed, the expected benefits from the merger will not be achieved and the uncertainty created the merger will negatively affect our customers' purchasing decisions. These and other risks and uncertainties are described in ONI Systems' filings with the Securities and Exchange Commission, including ONI Systems' annual report on Form 10-K for the year ended December 31, 2001 and other documents on file with the SEC. All forward-looking statements are based on information we have available today and we assume no obligation to update such statements.

ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders. CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders.




                                    - more -

PG. 5


INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS.

For more information contact:
Jackie Cossmon
ONI Systems
Investor Relations
408-571-4050
IR@oni.com

                                ONI SYSTEMS CORP.
                PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS *
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                       ------------------------
                                                          2002           2001
                                                       ---------      ---------
Revenue                                                $  20,958      $  45,102
     Cost of goods sold                                   15,582         27,756
                                                       ---------      ---------
          Gross profit                                     5,376         17,346

Operating expenses

     Research and development                             18,666         18,052
     Sales and marketing                                  13,595          9,868
     General and administrative                            9,698          6,258
                                                       ---------      ---------
          Total operating expense                         41,959         34,178
                                                       ---------      ---------
          Operating loss                                 (36,583)       (16,832)
Other income (expense), net                                  704          7,579
                                                       ---------      ---------
          Loss before income taxes                       (35,879)        (9,253)
Income taxes                                                  35              1
                                                       ---------      ---------
          Net loss                                       (35,914)        (9,254)

Pro forma basic and diluted net loss per share         ($   0.26)     ($   0.07)
                                                       =========      =========

Weighted-average shares outstanding used in
computing basic and diluted net loss per share           138,855        129,173
                                                       =========      =========



* These Proforma Consolidated Statements of Operations exclude the impact of amortization of deferred stock compensation of $4,766 and $12,272 for the three months ended March 31, 2002 and 2001, amortization of goodwill and intangibles of $1,472 and $1,325 for the three months ended March 31, 2002 and 2001, and in-process research and development of $8,240 for the three months ended March 31, 2001.

                                ONI SYSTEMS CORP.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)



                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                       ------------------------
                                                          2002           2001
                                                       ---------      ---------
Revenue                                                $  20,958      $  45,102
    Cost of goods sold:                                $  15,582      $  27,756
                                                       ---------      ---------
       Gross profit                                        5,376         17,346

Operating expenses

    Research and development                              18,666         18,052
    Sales and marketing                                   13,595          9,868
    General and administrative                             9,698          6,258
    Amortization of deferred stock compensation*           4,766         12,272
    Amortization of goodwill and intangibles               1,472          1,325
    In-process research and development                       --          8,240
                                                       ---------      ---------
       Total operating expense                            48,197         56,015
                                                       ---------      ---------
       Operating loss                                    (42,821)       (38,669)
Other income (expense), net                                  704          7,579
                                                       ---------      ---------
       Loss before income taxes                          (42,117)       (31,090)
Income taxes                                                  35              1
       Net loss                                          (42,152)       (31,091)
                                                       =========      =========

Basic and diluted net loss per share                   ($   0.30)     ($   0.24)
                                                       =========      =========

Weighted-average shares outstanding used in
computing basic and diluted net loss per share           138,855        129,173
                                                       =========      =========



*   Amortization of deferred stock compensation

       Cost of goods sold                                    545          5,779
       Research and development                            1,957          1,433
       Sales and marketing                                 1,656          3,275
       General and administrative                            608          1,785
                                                       ---------      ---------
                                                       $   4,766      $  12,272
                                                       ---------      ---------

                                ONI SYSTEMS CORP.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)



                                                     MARCH 31, 2002   DECEMBER 31, 2001
                                                     --------------   -----------------
ASSETS

Cash, cash equivalents & marketable securities         $ 666,813         $ 678,801
Accounts receivable                                       24,041            43,945
Inventory                                                 50,137            53,836
Property and equipment                                    91,622            97,286
Prepaid expenses and other assets                         44,215            42,487
                                                       ---------         ---------
     Total assets                                      $ 876,828         $ 916,355
                                                       =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities               $  50,710         $  53,029
Deferred revenue                                           4,616             5,281
Capital lease obligations                                    166               265
Convertible subordinated notes                           300,000           300,000
                                                       ---------         ---------
     Total liabilities                                   355,492           358,575
                                                       ---------         ---------

Stockholders' equity                                     944,264           938,556
Accumulated deficit                                     (422,928)         (380,776)
                                                       ---------         ---------
     Total stockholders' equity                          521,336           557,780
                                                       ---------         ---------
     Total liabilities and stockholders' equity        $ 876,828         $ 916,355
                                                       =========         =========